UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Regional Management Corp.

(Name of Issuer)

Common stock, $0.10 par value

(Title of Class of Securities)

75902K106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Palladium Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): PN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Palladium Equity Partners III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): OO

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Marcos A. Rodriguez

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Parallel 2005 Equity Fund, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): PN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Parallel 2005 Equity Partners, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): PN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Parallel 2005 Equity Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): OO

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: F. Barron Fletcher, III

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Richard A. Godley, Sr. individually and as Trustee of the Richard A. Godley, Sr. Revocable Trust dated August 29, 2005

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Mr. Godley is a United States citizen. The trust is a South Carolina trust.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 4,484

	8.	Shared Dispositive Power: 0**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

** Does not include 121,505 shares of Common Stock held by Mr. Godley’s wife, Pamela Denise Godley, in her capacity as trustee of two trusts as disclosed on the following page.  Mr. Godley disclaims beneficial ownership of these shares.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.

Name of Reporting Persons:
Pamela Denise Godley as Trustee of:

1.     The Pamela Denise Godley Revocable Trust, dated November 3, 2011;

2.     The Haylei D. Tucker Family 2012 Irrevocable Trust, dated December 17, 2012; and

3.     The Tyler Godley Children 2012 Irrevocable Trust, dated December 17, 2012.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Ms. Godley is a United States citizen. All three trusts are South Carolina trusts.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 121,505

	8.	Shared Dispositive Power: 0**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**  Does not include 4,484 shares of Common Stock held by Ms. Godley’s husband Richard A. Godley, Sr. as disclosed on the previous page.  Ms. Godley disclaims beneficial ownership of these shares.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Vanessa Bailey Godley

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: William T. “Tyler” Godley

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Jerry Shirley

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 426,095

	8.	Shared Dispositive Power: 203,860**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

** These shares of Common Stock are held by The Tyler Godley 2011 Irrevocable Trust, dated March 28, 2011, for which Mr. Shirley serves as Investment Advisor with respect to shares of Common Stock of the Issuer. Mr. Shirley disclaims beneficial ownership of these shares.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: U.S. Trust Company of Delaware as trustee of The Tyler Godley 2011 Irrevocable Trust, dated March 28, 2011

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S. Trust Company is organized under the laws of Delaware. The trust is a South Carolina trust.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 203,860**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): CO

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**Jerry L. Shirley is the investment advisor to the trust with respect to shares of Common Stock of the Issuer.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Brenda F. Kinlaw

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 86,700

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: C. Glynn Quattlebaum

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 269,844**

	8.	Shared Dispositive Power: 80,131***

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

** This number represents shares of Common Stock issuable upon exercise of options held by Mr. Quattlebaum.

*** Mr. Quattlebaum holds these shares of Common Stock as a joint tenant with his wife Sherri Quattlebaum.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Sherri Quattlebaum

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 80,131**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

**  Includes 80,131 shares of Common Stock held as a joint tenant with Ms. Quattlebaum’s husband, C. Glynn Quattlebaum.  Does not include 269,844 shares of Common Stock issuable upon exercise of options held by Mr. Quattlebaum.  Ms. Quattlebaum disclaims beneficial ownership of the shares issuable upon exercise of Mr. Quattlebaum’s options.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

CUSIP No. 75902K106		13G

1.	Name of Reporting Persons: Jesse W. Geddings

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 1,223,158*

	7.	Sole Dispositive Power: 30,539**

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,223,158*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.5%*†

12.	Type of Reporting Person (See Instructions): IN

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.  See Item 4 of the Statement on Schedule 13G.

** 1,387 of this number represent shares of Common Stock issuable upon exercise of options held by Mr. Geddings.

†The calculation of the foregoing percentage is based on 12,650,728 shares of Common Stock outstanding as of November 29, 2013 as reported in Regional Management Corp.’s prospectus supplement dated December 4, 2013, as filed with the Securities and Exchange Commission on December 5, 2013.

Item 1.	(a).	Name of Issuer Regional Management Corp. (the “Company”)
	(b).	Address of Issuer’s Principal Executive Offices: 509 West Butler Road Greenville, South Carolina 29607

Item 2(a).		Name of Person Filing
Item 2(b).

Address of Principal Business Office

(i) Palladium Equity Partners III, L.P.

(ii) Palladium Equity Partners III, LL.C.

(iii) Marcos A. Rodriguez

Rockefeller Center

1270 Avenue of the Americas, Suite 2200

New York, New York 10020

(iv) Parallel 2005 Equity Fund, LP

(v) Parallel 2005 Equity Partners, LP

(vi) Parallel 2005 Equity Partners, LLC

(vii) F. Barron Fletcher, III

2100 McKinney Avenue, Suite 1200

Dallas, Texas 75201

(viii) Richard A. Godley, Sr. individually and as Trustee of the Richard A. Godley, Sr. Revocable Trust, dated August 29, 2005

(ix) Pamela Denise Godley, as Trustee of

(a) the Pamela Denise Godley Revocable Trust, dated November 3, 2011,

(b) the Haylei D. Tucker Family 2012 Irrevocable Trust, dated December 17, 2012, &

(c) the Tyler Godley Children 2012 Irrevocable Trust, dated December 17, 2012.

(x) Vanessa Bailey Godley

(xi) William T. “Tyler” Godley

(xii) Jerry Shirley

(xiii) U.S. Trust Company of Delaware as Trustee of The Tyler Godley 2011 Irrevocable Trust, dated March 28, 2011

(xiv) Brenda F. Kinlaw

(xv) C. Glynn Quattlebaum

(xvi) Sherri Quattlebaum

(xvii) Jesse W. Geddings

c/o Regional Management Corp.

509 West Butler Road

Greenville, South Carolina 29607

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file any amendments to this statement on Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(c).	Citizenship See Item 4 of each cover page
Item 2(d).	Title of Class of Securities: Common stock, $0.10 par value (the “Common Stock”)
Item 2(e).	CUSIP Number: 75902K106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

Pursuant to the Amended and Restated Shareholders Agreement, dated as of March 27, 2012, among the Company, Parallel 2005 Equity Fund, LP, Palladium Equity Partners III, L.P. and the shareholders listed on Annex II thereto (the “Shareholders Agreement”), each of the Reporting Persons may be deemed to be a member of a group exercising voting control over the shares of Common Stock held by certain of them.  As of December 31, 2013, each of the Reporting Persons may be deemed to be the beneficial owner of 1,223,158 shares of Common Stock.  The Shareholders Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 2, 2012.

Palladium Equity Partners III, L.P. directly holds no shares of Common Stock.  The general partner of Palladium Equity Partners III, L.P. is Palladium Equity Partners III, L.L.C.  Marcos A. Rodriguez is the managing member of Palladium Equity Partners III, L.L.C.   These entities (the “Palladium Entities”) are the beneficial owners of options to acquire 16,000 shares of Common Stock issued by the Company to David Perez (8,000 shares) and Erik A. Scott (8,000 shares) (together, the “Palladium Board Appointees”), who serve on the board of directors of the Company as representatives of the Palladium Entities.

Mr. Perez and Mr. Scott are Managing Directors of Palladium Equity Partners III, L.P.   Pursuant to arrangements between Palladium Equity Partners III, L.P. and each of the Palladium Board Appointees, the Palladium Board Appointees are not permitted to retain any equity awards granted by the Company, and each Palladium Board Appointee is required to hold such securities for the benefit of Palladium Equity Partners III, L.P.  The options were not exercisable on December 31, 2013 and will not become exercisable within 60 days of such date; however,  Palladium Equity Partners III, L.P. remains subject to the Shareholders Agreement, by virtue of its beneficial ownership of these options.

Parallel 2005 Equity Fund, LP directly holds no shares of Common Stock.  The general partner of Parallel 2005 Equity Fund, LP is Parallel 2005 Equity Partners, LP.  The general partner of Parallel 2005 Equity Partners, LP is Parallel 2005 Equity Partners, LLC.  F. Barron Fletcher, III is the managing member of Parallel 2005 Equity Partners, LLC.  These entities (the “Parallel Entities”) are the beneficial owners of options to acquire 16,000 shares of Common Stock issued by the Company to Jared L. Johnson (8,000 shares) and Richard T. Dell’Aquila (8,000 shares) (together, the “Parallel Board Appointees”), who serve on the board of directors of the Company as representatives of the Parallel Entities.  Mr. Johnson and Mr. Dell’Aquila are Managing Directors of Parallel Investment Partners, LLC, which is an affiliate of Parallel 2005 Equity Partners, LLC.  Pursuant to arrangements between Parallel 2005 Equity Fund, LP and each of the Parallel Board Appointees, the Parallel Board Appointees are not permitted to retain any equity awards granted by the Company, and each Parallel Board Appointee is required to hold such securities for the benefit of Parallel 2005 Equity Fund, LP.  The options were not exercisable on December 31, 2013 and will not become exercisable within 60 days of such date; however, Parallel 2005 Equity Fund, LP remains subject to the Shareholders Agreement, by virtue of its beneficial ownership of these options.

The remaining Reporting Persons beneficially own an aggregate of 951,477 shares of Common Stock and 271,681 options to purchase Common Stock which are exercisable at December 31, 2013 or exercisable within 60 days of December 31, 2013.

(b)	Percent of class: See Item 11 of each cover page and Item 4(a) above.
(c)	Number of shares as to which the reporting person has:
	(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page
	(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

As of December 31, 2013, each of (a) Richard A. Godley, Sr. in his capacity as trustee of the Richard A. Godley Sr., Revocable Trust, (b) Pamela Denise Godley in her capacity as Trustee of the Tyler Godley Children 2012 Irrevocable Trust, (c) Vanessa Bailey Godley and (d) William T. “Tyler” Godley no longer held any shares of Common Stock or securities exercisable for or convertible into Common Stock and therefore ceased to be parties to the Shareholders Agreement (in the capacity of trustee of the applicable trust in the case of Richard A. Godley, Sr. and Pamela Denise Godley) and further therefore ceased to share voting power over any shares reported herein or to be members of the Reporting Persons group.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 or Item 8 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, pursuant to the Shareholders Agreement, each of the Reporting Persons may be deemed to be a member of a group exercising voting control over the shares of Common Stock held by certain of them.  As of December 31, 2013, each of the Reporting Persons may be deemed to be the beneficial owner of the 1,223,158 shares of Common Stock except for each of (a) Richard A. Godley, Sr. in his capacity as trustee of the Richard A. Godley Sr., Revocable Trust, (b) Pamela Denise Godley in her capacity as Trustee of the Tyler Godley Children 2012 Irrevocable Trust, (c) Vanessa Bailey Godley and (d) William T. “Tyler” Godley, each of who no longer held any shares of Common Stock or securities exercisable for or convertible into Common Stock as of December 31, 2013 and therefore ceased to be parties to the Shareholders Agreement (in the capacity of trustee of the applicable trust in the case of Richard A. Godley, Sr. and Pamela Denise Godley) and further therefore ceased to be members of the Reporting Persons group.

Item 9.	Notice of Dissolution of Group.
See Item 8 above.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

PALLADIUM EQUITY PARTNERS III, L.P.

By: PALLADIUM EQUITY PARTNERS III, L.L.C., its general partner

By:	/s/ Erik A. Scott
Name: Erik A. Scott
Title: Attorney-in-Fact for Marcos A. Rodriguez, Managing Member

PALLADIUM EQUITY PARTNERS III, L.L.C.

By:	/s/ Erik A. Scott
Name: Erik A. Scott
Title: Attorney-in-Fact for Marcos A. Rodriguez, Managing Member

MARCOS A. RODRIGUEZ

/s/ Erik A. Scott
Name: Erik A. Scott
Title: Attorney-in-Fact for Marcos A. Rodriguez, Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

PARALLEL 2005 EQUITY FUND, LP

By: Parallel 2005 Equity Partners, LP, its general partner

By:	/s/ F. Barron Fletcher, III
Name: F. Barron Fletcher, III
Title: Authorized Person

PARALLEL 2005 EQUITY PARTNERS, LP

By: Parallel 2005 Equity Partners, LLC, its general partner

By:	/s/ F. Barron Fletcher, III
Name: F. Barron Fletcher, III
Title: Authorized Person

PARALLEL 2005 EQUITY PARTNERS, LLC

By:	/s/ F. Barron Fletcher, III
Name: F. Barron Fletcher, III
Title: Authorized Person

/s/ F. Barron Fletcher, III
F. BARRON FLETCHER, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

/s/ Jerry L. Shirley
RICHARD A. GODLEY, SR. AS TRUSTEE OF THE RICHARD A. GODLEY, SR. REVOCABLE TRUST,
DATED AUGUST 29, 2005
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
RICHARD A. GODLEY, SR.
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
PAMELA DENISE GODLEY, AS TRUSTEE OF THE PAMELA DENISE GODLEY REVOCABLE TRUST,
DATED NOVEMBER 3, 2011
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
PAMELA DENISE GODLEY, AS TRUSTEE OF THE HAYLEI D. TUCKER FAMILY 2012 IRREVOCABLE TRUST,
DATED DECEMBER 17, 2012
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
PAMELA DENISE GODLEY, AS TRUSTEE OF THE TYLER GODLEY CHILDREN 2012 IRREVOCABLE TRUST,
DATED DECEMBER 17, 2012
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
VANESSA BAILEY GODLEY
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
WILLIAM T. “TYLER” GODLEY
By Jerry L. Shirley, Attorney-in-Fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

/s/ Jerry L. Shirley
JERRY SHIRLEY

U.S. TRUST COMPANY OF DELAWARE AS
TRUSTEE OF THE TYLER GODLEY 2011
IRREVOCABLE TRUST,
DATED MARCH 28, 2011

BY:	/s/ Jerry L. Shirley
NAME: CATHLEEN MCVEIGH
TITLE: MANAGING DIRECTOR
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
BRENDA F. KINLAW
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
C. GLYNN QUATTLEBAUM
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
SHERRI QUATTLEBAUM
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
JESSE W. GEDDINGS
By Jerry L. Shirley, Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2014.

Exhibit B

Powers of Attorney granted by certain of the Reporting Persons: Incorporated by reference to Exhibit B to the original Schedule 13G of the Reporting Persons dated December 31, 2012 and filed with the Commission on February 14, 2013.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned agree to the joint filing on behalf of each of them of this amendment to Schedule 13G (and any and all further amendments thereto) with respect to the common stock of Regional Management Corp.  In accordance with Rule 13d-1(k) of the Exchange Act, each of the undersigned shall be responsible for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other person contained therein, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated   February 14, 2014

PALLADIUM EQUITY PARTNERS III, L.P.

By: PALLADIUM EQUITY PARTNERS III,
L.L.C., its general partner

By:	/s/ Erik A. Scott
Name: Erik A. Scott
Title: Attorney-in-Fact for Marcos A. Rodriguez,
Managing Member

PALLADIUM EQUITY PARTNERS III, L.L.C.

By:	/s/ Erik A. Scott
Name: Erik A. Scott
Title: Attorney-in-Fact for Marcos A. Rodriguez,
Managing Member

MARCOS A. RODRIGUEZ

/s/ Erik A. Scott
Name: Erik A. Scott
Title: Attorney-in-Fact for Marcos A. Rodriguez,
Managing Member

PARALLEL 2005 EQUITY FUND, LP

By: Parallel 2005 Equity Partners, LP, its general partner

By:	/s/ F. Barron Fletcher, III
Name: F. Barron Fletcher, III
Title: Authorized Person

PARALLEL 2005 EQUITY PARTNERS, LP

By: Parallel 2005 Equity Partners, LLC, its general partner

By:	/s/ F. Barron Fletcher, III
Name: F. Barron Fletcher, III
Title: Authorized Person

PARALLEL 2005 EQUITY PARTNERS, LLC

By:	/s/ F. Barron Fletcher, III
Name: F. Barron Fletcher, III
Title: Authorized Person

/s/ F. Barron Fletcher, III
F. BARRON FLETCHER, III

/s/ Jerry L. Shirley
RICHARD A. GODLEY, SR. AS TRUSTEE OF
THE RICHARD A. GODLEY, SR.
REVOCABLE TRUST
DATED AUGUST 29, 2005
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
RICHARD A. GODLEY, SR
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
PAMELA DENISE GODLEY, AS TRUSTEE
OF THE PAMELA DENISE GODLEY
REVOCABLE TRUST,
DATED NOVEMBER 3, 2011
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
PAMELA DENISE GODLEY, AS TRUSTEE
OF THE HAYLEI D. TUCKER FAMILY 2012
IRREVOCABLE TRUST,
DATED DECEMBER 17, 2012
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
PAMELA DENISE GODLEY, AS TRUSTEE
OF THE TYLER GODLEY CHILDREN 2012
IRREVOCABLE TRUST,
DATED DECEMBER 17, 2012
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
VANESSA BAILEY GODLEY
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
WILLIAM T. “TYLER” GODLEY
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
JERRY SHIRLEY

U.S. TRUST COMPANY OF DELAWARE AS
TRUSTEE OF THE TYLER GODLEY 2011
IRREVOCABLE TRUST
DATED MARCH 28, 2011

BY:	/s/ Jerry L. Shirley
NAME: CATHLEEN MCVEIGH
TITLE: MANAGING DIRECTOR
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
BRENDA F. KINLAW
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
C. GLYNN QUATTLEBAUM
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
SHERRI QUATTLEBAUM
By Jerry L. Shirley, Attorney-in-Fact

/s/ Jerry L. Shirley
JESSE W. GEDDINGS
By Jerry L. Shirley, Attorney-in-Fact